UNITEDSTATES
SECURITIESANDEXCHANGE
Washington, D.C. 20549

11021899

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SEC MAIL PROCESSING RECEIVED APR 01 2011 WASH. D.C. 200 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2010 (MM/DD/YY) AND ENDING 01/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Money Investments Inc. DBA TriStar Financial

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5718 Westheimer Rd #950
(No. and Street)

Houston (City) TX (State) 77057 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Binkley 713.735.9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen M. Gonsoulin Seidel, Schroeder + Co LLP
(Name – *if individual, state last, first, middle name*)

304 East Blue Bell Road (Address) Brenham (City) TX (State) 77833 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William T. Payne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Money Investments DBA Tri-Star Financial, as of January 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHAMIE ORSAK
Notary Public, State of Texas
My Commission Expires
December 28, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL MONEY INVESTMENTS, INC.

d.b.a. Tri-Star Financial

Financial Statements

with

Report of Independent Auditor

January 31, 2011

SEIDEL, SCHROEDER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

MUTUAL MONEY INVESTMENTS, INC.

d.b.a. Tri-Star Financial

Financial Statements

with

Report of Independent Auditor

January 31, 2011

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

Mutual Money Investments, Inc.
d.b.a. Tri-Star Financial

We have audited the accompanying statement of financial condition of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial as of January 31, 2011, and the related statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial as of January 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 31, 2011

Seidel, Schroeder & Company

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

Mutual Money Investments, Inc. d.b.a. Tri-Star Financial
Statement of Financial Condition
January 31, 2011

Assets		
Cash and cash equivalents (Note 2)	$	668,567
Deposits with clearing organization and others (Note 3)		283,120
Commissions receivable (Note 1)		250,237
Prepaid expenses		19,417
Furniture and equipment (Note 1)		92,624
Other assets		31,821
Total assets	$	1,345,786
Liabilities		
Commissions payable	$	182,557
Accounts payable		12,553
Federal income tax payable		166,703
Accrued and other liabilities		201,986
Notes payable (Note 5)		3,231
Deferred income tax payable (Note 4)		6,700
Total liabilities		573,730
Stockholders' equity (Note 7)		
Preferred stock		131,105
Common stock		547,253
Retained earnings		439,922
Treasury stock, at cost		(350,000)
Accumulated other comprehensive income: unrealized gain (loss) on securities		3,776
Total stockholders' equity		772,056
Total liabilities and stockholders' equity	$	1,345,786

See accompanying notes to financial statements.

Mutual Money Investments, Inc. d.b.a. Tri-Star Financial
Statement of Income
For the Year Ended January 31, 2011

Revenues	
Commissions	$ 8,191,973
Interest and other income	32,742
Total revenue	8,224,715
Expenses	
Employee compensation and benefits	6,355,303
Marketing and promotion	416,943
Ticket charges	290,826
Communications	41,493
Occupancy and equipment expense	306,122
Fees and assessments	61,771
Other operating expenses	264,256
Total expenses	7,736,714
Income before tax	488,001
Income tax provision (Note 4)	188,133
Net income	$ 299,868

See accompanying notes to financial statements.

Mutual Money Investments, Inc. d.b.a. Tri-Star Financial
Statement of Comprehensive Income
For the Year Ended January 31, 2011

Net income	$ 299,868
Other comprehensive income (loss), net of tax:	
Unrealized gains (losses) on securities:	
Unrealized holding gains (losses) arising during the period	1,946
Total comprehensive income	$ 301,814

See accompanying notes to financial statements.

Mutual Money Investments, Inc. d.b.a. Tri-Star Financial
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2011

	Common Stock	Preferred Stock	Retained Earnings (Deficit)	Other Comprehensive Income	Treasury Stock
Balance at January 31, 2010	$ 547,253	$ 131,105	$ 140,054	$ 1,830	$ (350,000)
Net income for current year	-	-	299,868	-	-
Change in unrealized gain (loss) on securities	-	-	-	1,946	-
Balance at January 31, 2011	$ 547,253	$ 131,105	$ 439,922	$ 3,776	$ (350,000)

See accompanying notes to financial statements.

Mutual Money Investments, Inc. d.b.a. Tri-Star Financial
Statement of Cash Flows
For the Year Ended January 31, 2011

Cash flows from operating activities:		
Net income	$	299,868
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		35,667
Increase (decrease) in cash due to changes in assets and liabilities:		
Commissions receivable		(227,160)
Prepaid expenses		10,394
Deposits with clearing organizations and others		63,152
Other assets		3,028
Commissions payable		31,545
Accounts payable		(19,497)
Federal income tax payable		117,497
Deferred income tax liability		(4,429)
Accrued and other liabilities		15,941
Total adjustments		26,138
Net cash provided by operating activities		326,006
Cash flows from investing activities		
Cash payments for equipment		(29,022)
Net cash used by investing activities		(29,022)
Cash flows from financing activities		
Note payments of principal		(8,334)
Net cash used by financing activities		(8,334)
Net increase (decrease) in cash and equivalents		288,650
Cash and equivalents, beginning of year		379,917
Cash and equivalents, end of year	$	668,567

See accompanying notes to financial statements.

1. Basis of presentation and summary of significant accounting policies

Mutual Money Investments, Inc. (MMII) d.b.a. Tri-Star Financial is a fully-disclosed broker-dealer engaged in the brokerage of fixed income securities and jumbo certificates of deposit. The Company operates on a fully-disclosed basis which means all brokerage transactions are cleared through and all customer accounts are carried by another broker-dealer, Southwest Securities, Inc. Fixed income securities brokered are primarily fixed/variable rate mortgage backed securities including collateralized mortgage obligations and securities issued by the Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC.) The Company's customers are located throughout the United States and consist of institutional investors and individuals.

The Company is registered with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

The accompanying financial statements are prepared in accordance with generally accepted accounting principles and with generally accepted accounting practices within the broker dealer industry. The following is a description of the more significant accounting policies.

Revenue and expense recognition

The Company utilizes the accrual basis of accounting. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Commissions receivable

The Company extends credit to its customers on an unsecured basis consistent with practices in the broker dealer industry. Commissions receivable are due from the Company's clearing broker for bonds brokered to customers throughout the United States. As of January 31, 2011, commissions' receivable due from broker dealers totaled $250,237.

1. Basis of presentation and summary of significant accounting policies - continued

Exchange membership

The Company's exchange membership in NADQ represents an ownership interest in the NASDAQ exchange and provides the Company with the right to conduct business on the exchange. This membership is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. It is included in Other Assets at $7,344 as of January 31, 2011.

Fixed assets

Fixed assets are stated at cost and depreciation is recorded on a straight-line basis using estimated useful lives of three to eight years. The cost of ordinary maintenance and repairs is charged to expense while major replacements are capitalized. Accumulated depreciation totaled $565,907 as of January 31, 2011.

Federal income tax

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740 , Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of cash flows

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash payments for interest and federal income taxes totaled $11,746 and $85,000, respectively, for the year ended January 31, 2011.

1. Basis of presentation and summary of significant accounting policies – continued

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standing of each counter party.

Advertising

Costs of advertising are expensed as incurred.

2. Cash

Cash and cash equivalents consists of deposits with various financial institutions and include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

3. Deposits with clearing organizations and others

The Company is required to maintain certain deposits with the Company's clearing broker. At January 31, 2011 the Company had deposits in the amount of $283,120 with the clearing broker, which was not covered by the Federal Deposit Insurance Corporation (FDIC.)

4. Income taxes

The provision for federal income tax includes the following:

Current tax	$192,562
Deferred tax	(4,429)
Total	$188,133

The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. Interest and penalties related to tax positions are recognized in the period in which they begin accruing or when the entity claims the position that does not meet the minimum statutory thresholds. No penalties or interest were recognized during the year ending January 31, 2011. The tax years ending January 31, 2008 and later remain subject to examination.

At January 31, 2011, deferred tax liabilities recognized for taxable temporary differences total $6,700. Application of statutory tax rates to pre-tax income differs from the above tax provision primarily due to non-deductible meals and entertainment expenses for tax purposes.

5. Notes payable

The Company has a long-term note payable to a bank due in monthly installments of $752 including interest at 7.75% through June, 2012 unless earlier demand is made by the bank. The note is secured by office equipment and the guarantees of two shareholders. The total aggregate maturity of this debt, in the amount of $3,231 is due in the year ending January 31, 2012.

6. Commitments and contingencies

The Company regularly enters into office space and other equipment lease arrangements, some of which are noncancelable. In addition, the Company is subject to regulatory requirements and is occasionally involved in legal and regulatory proceedings.

6. Commitments and contingencies - continued

Leases

In December of 2010, the Company amended their current lease to add approximately 1,418 square feet of office space. The additional space is currently occupied by a related party which is reimbursing the Company for the rent on this space. The Company expects to receive reimbursements in the amount of $20,797 from this related party during the year ending January 31, 2012. Approximate future aggregate annual rentals for office space and equipment as of January 31, 2011 under renewable operating leases with initial non-cancellable terms in excess of one year are $129,371 for the year ending January 31, 2012. Additionally, the Company leases trading software from a vendor. Total lease expense for the year amounted to $264,155.

Regulatory

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2011 the Company was in compliance with both requirements.

In July of 2010 the Company entered into a "Letter of Acceptance, Waiver and Consent" with FINRA related to sales of corporate bonds during 2005. This agreement required the company to pay a $25,000 fine and approximately $13,349 in restitution and interest to thirteen investors. These amounts were paid during the current year and are included in other operating expenses.

Indemnifications

In the normal course of its business, the Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum potential exposure under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will incur material losses under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. Common and Preferred Stock

Common Stock
Common stock has no par value. As of January 31, 2011 there were 10,000 shares authorized and issued. Of these, 4,258 shares were included in treasury stock at a cost of $250,000 leaving 5,742 shares outstanding.

Preferred Stock
The Company is authorized to issue 10,000 shares of Class A non-voting preferred stock with a par value of $100 per share. Preferred stock shareholders are entitled to receive non-cumulative annual dividends based on the liquidation value of the preferred stock ($100 per share) at a percentage rate equal to the one year Treasury bill rate adjusted annually on the first day of January. There were no dividends paid or declared in the current year. As of January 31, 2011, 1,311 shares had been issued. Of these, 1,000 shares were included in treasury stock at a cost of $100,000 leaving 311 shares outstanding with a total par value of $31,100.

8. Employee Benefits

The Company has a 401(k) Profit Sharing Plan which permits participants, meeting certain eligibility requirements, to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. Substantially all employees of the Companies are covered by the plan. The Company matches participant deferrals not exceeding 4% of their annual compensation. The Plan allows for additional discretionary employer matching contributions. Participants vest in the employer contribution made on their behalf over a six year period based on years of service. Upon death or total and permanent disability participants become fully vested. During the year ended January 31, 2011 the Company accrued a matching contribution of $126,871.

10. Related Party Transactions

During the current year the Company earned commission income of $173,719 from an affiliated hedge fund. As of January 31, 2011 the Company owned a 3.675% limited partnership minority interest in the general partner which is the registered investment advisor of the Fund. The balance in the Company's capital account, as of December 31, 2010, was $28,352. This minority interest is accounted for under the cost method of accounting at zero on the Company's Statement of Financial Condition as of January 31, 2011.

11. Subsequent Events

Management has evaluated subsequent events through March 31, 2011, the date the financial statements were available to be issued. No additional disclosures or modifications were deemed necessary.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule 1
January 31, 2011

NET CAPITAL		
Total Stockholders' equity	$	772,056
Additions		
A. Liabilities subordinated to the claims of general creditors		-
Deductions		
A. Non-allowable assets		
Other assets		(44,042)
Furniture and equipment, net and rights under leases		(92,625)
B. Commissions receivable		-
C. Haircuts on securities		(13,346)
Net Capital	$	622,043
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition		
Commissions payable	$	182,557
Accounts payable		12,553
Accrued and other liabilities		368,688
Notes payable		3,231
Total aggregate indebtedness	$	567,029
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	522,043
Excess net capital at 1000%	$	502,043
Ratio: Aggregate indebtedness to net capital.		91.16%
Ratio: Debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule 1 - (continued)
January 31, 2011

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of January 31, 2011)

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	621,441
Audit adjustments		602
Net capital calculated above	$	622,043

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule II
January 31, 2011

MMII is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule III
January 31, 2011

MMII is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

To the Board of Directors
Mutual Money Investments, Inc.
d.b.a Tri-Star Financial

In planning and performing our audit of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial (the Company), as of and for the year ended January 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, a review of practices and procedures for the following does not apply:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seidel, Schroeder & Company

March 31, 2011